Exhibit 12

INTEGRYS ENERGY GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30	For the Years Ended December 31
(Millions, except ratio)	2011	2010	2009(e)	2008(e)	2007	2006

EARNINGS
Net income (loss) from continuing operations	$154.2	$223.5	$(70.3)	$114.8	$181.0	$147.8
Provision for income taxes	97.8	148.2	83.7	61.1	86.0	45.0

Income from continuing operations before income taxes	252.0	371.7	13.4	175.9	267.0	192.8
Less:
Undistributed earnings of less than 50% owned affiliates	(7.8)	(14.8)	(16.2)	(16.4)	3.8	13.0
Preferred stock dividends of subsidiary (a)	(2.7)	(5.3)	0.7	(4.8)	(5.2)	(5.3)
Interest capitalized (b)	—	—	(0.2)	—	—	—

Adjusted income (loss) from continuing operations before income taxes	241.5	351.6	(2.3)	154.7	265.6	200.5
Total fixed charges as defined	71.8	158.8	172.3	170.5	174.6	107.0

Total earnings as defined	$313.3	$510.4	$170.0	$325.2	$440.2	$307.5

FIXED CHARGES
Interest expense	$67.0	$147.9	$164.8	$158.1	$164.5	$99.2
Interest capitalized (c)	0.1	0.6	2.6	2.0	0.3	0.2
Interest factor applicable to rentals	2.0	5.0	5.6	5.6	4.6	2.3
Preferred stock dividends of subsidiary (a)	2.7	5.3	(0.7)	4.8	5.2	5.3

Total fixed charges as defined	$71.8	$158.8	$172.3	$170.5	$174.6	$107.0

RATIO OF EARNINGS TO FIXED CHARGES	4.4	3.2	(d)	1.9	2.5	2.9

(a) Preferred stock dividends of subsidiary are computed by dividing the preferred stock dividends of subsidiary by 100% minus the income tax rate.

(b) Includes interest capitalized for the nonregulated segments.

(c) Includes allowance for funds used during construction.

(d) For 2009, earnings were inadequate to cover fixed charges by $2.3 million, driven by a pre-tax noncash goodwill impairment loss of $291.1 million.

(e) Certain amounts have been retrospectively adjusted due to a change in accounting policy in 2010.  See Note 1, “Financial Information,” for more information.